Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement No. 811-21720 on Form N-1A of our report dated March 1, 2019, relating to our audit of the financial statements and financial highlights, which appear in the December 31, 2018 Annual Report to Shareholders of Princeton Long/Short Treasury Fund, a separate series of the Northern Lights Fund Trust, which is also incorporated by reference into the Registration Statement.

We also consent to the references to our firm under the captions “Financial Highlights,” "Independent Registered Public Accounting Firm", “Policies and Procedures for Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

April 22, 2019